Exhibit 99.1

9F Inc. Announces Receipt of Minimum Bid Price Notice from Nasdaq

BEIJING, Aug. 18, 2022 /PRNewswire/ -- 9F Inc. (NASDAQ: JFU) ("9F" or the "Company") today announced that it has received a written notification from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq") dated August 12, 2022, indicating that for the last 30 consecutive business days, the closing bid price of the Company's American depositary shares (the "ADSs") was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5450(a)(1). The Nasdaq notification letter has no current effect on the listing or trading of the Company's ADSs on Nasdaq.

Pursuant to the Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided with a grace period of 180 calendar days, or until February 8, 2023, to meet the aforesaid requirement under the Nasdaq Listing Rules. If at any time during the 180-day grace period, the closing bid price of the Company's ADSs is US$1.00 per share or higher for at least ten consecutive business days, Nasdaq will provide the Company written confirmation and the matter will be closed. In the event the Company does not meet the relevant requirement by February 8, 2023, subject to the determination by the staff of Nasdaq, the Company may be eligible for an additional 180-day grace period.

The Nasdaq notification letter does not affect the Company's business operations, and the Company will take all reasonable measures to meet the relevant requirement within the prescribed grace period.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Such statements are based upon management's current expectations and current market, regulatory and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability to cure any non-compliance with the Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. Neither track record nor past performance is indicative of future results. 9F Inc. does not guarantee any specific outcome (including the outcome of its ongoing business transformation) or profit.

All information provided in this press release is as of the date of this press release, and subject to change without notice. 9F Inc. does not undertake any obligation to update information contained herein as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media enquiries, please contact:

In China:
9F Inc.
E-mail: ir@9fbank.com.cn